(a Development Stage Company)
Consolidated Financial Statements
Year Ended September 30, 2011
(expressed in Canadian dollars)

Management's Responsibility For Financial Reporting

The accompanying financial statements of Zodiac Exploration Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on currently available information.
The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.
The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.
Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) “Murray Rodgers”	(Signed) “Randy Neely”
President and Chief Executive Officer	Chief Financial Officer

December 22, 2011
Calgary, Alberta

Independent Auditor's Report

December 22, 2011
Independent Auditor’s Report
To the Shareholders of Zodiac Exploration Inc.
We have audited the accompanying consolidated financial statements of Zodiac Exploration Inc., which comprise the consolidated balance sheets as at September 30, 2011 and September 30, 2010 and the consolidated statements of loss and deficit and cash flows for the 12 month periods ended September 30, 2011 and December 31, 2009 and the nine month period ended September 30, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of Zodiac Exploration Inc. as at September 30, 2011 and September 30, 2010 and the results of its operations and its cash flows for the periods ended September 30, 2011, September 30, 2010 and December 31, 2009 in accordance with Canadian generally accepted accounting principles.
PricewaterhouseCoopers LLP
Chartered Accountants

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Balance Sheet

As at September 30, 2011 and September 30, 2010

(Expressed in Canadian $ 000's)
	Note	2011	2010
Assets
Current Assets
Cash		$40,532	$58,445
Accounts receivable		3,875	63
Prepaid expenditures		314	538
		44,721	59,046

Investment in KOS Energy Ltd.		-	25
Property, plant and equipment	5.	64,463	21,072
		$109,184	$80,143

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$6,990	$2,134
		6,990	2,134

Asset retirement obligation	6.	385	206
		7,375	2,340
Shareholders' Equity
Share capital	8.	114,424	74,742
Warrants	8.	2,833	6,547
Contributed surplus		2,962	1,123
Deficit		(18,410)	(4,609)
		101,809	77,803
		$109,184	$80,143
Nature of operations	1.
Commitments	11.

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the year ended  September 30, 2011, 9 months ended September 30, 2010 and the year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

	12 months ended September 30, 2011	9 months ended September 30, 2010	12 months ended December 31, 2009
Income
Interest income	$215	$42	$21
Operating expenses
General and administrative	3,825	1,878	1,546
Stock based compensation	1,587	802	183
Depreciation and accretion	45	33	22
Impairment of oil & gas properties	8,472	-	-
Writedown of KOS investment	25	25	-
Foreign exchange (gain) loss	62	(115)	36
	14,016	2,623	1,787
Net loss before income taxes	(13,801)	(2,581)	(1,766)
Income taxes
Net loss	(13,801)	(2,581)	(1,766)
Deficit, beginning of period	(4,609)	(2,028)	(262)
Deficit, end of period	$(18,410)	$(4,609)	$(2,028)
Basic and diluted loss per share:	$(0.04)	$(0.02)	$(0.02)
Weighted average shares outstanding during the period	333,580,968	163,810,884	81,820,932

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Cash Flows

For the year ended September 30, 2011, 9 months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's)
	12 Months ended September 30, 2011	9 Months ended September 30, 2010	12 Months ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(13,801)	$(2,581)	$(1,766)
Depreciation and amortization	45	33	22
Stock based compensation	1,587	802	183
Asset impairment charges	8,497	25	-
Foreign exchange gains (losses)	62	(120)	35
	(3,611)	(1,840)	(1,525)
Changes in non cash working capital
Change in accounts receivable	21	48	(92)
Change in prepaids	(35)	(107)	(56)
Change in accounts payable and accrued liabilities	(162)	227	138
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	(3,786)	(1,673)	(1,536)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(46,402)	(5,320)	(7,241)
Investment in KOS Energy Ltd.	-	-	(50)
Change in accounts receivable	(3,833)	17	757
Change in prepaids	258	(369)	-
Change in accounts payable and accrued liabilities	4,028	1,272	418
Working capital acquired in reverse takeover transaction	-	24	-
Proceeds from sale of property and equipment	-	-	159
NET CASH USED BY INVESTING ACTIVITIES	(45,949)	(4,376)	(5,957)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	61,783	-
Proceeds from issuance of warrants	33,946	1,296	-
Proceeds from stock options exercised	101	25	-
NET CASH USED BY FINANCING ACTIVITIES	34,047	63,104	-
OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	(2,225)	121	(34)
Net cash increase (decreases) in cash and cash equivalents	(17,913)	57,176	(7,527)
Cash and cash equivalents at beginning of period	58,445	1,269	8,796
Cash and cash equivalents at end of period	$40,532	$58,445	$1,269
Interest received	215	42	21

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

1. Nature of Operations

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) as structured under a Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly-owned subsidiary of Peninsula.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post-RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11.
The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly-owned by Zodiac USA to act as operating companies.  Zodiac Kentucky LLC is inactive.
At September 30, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $18,410 (nine months ended September 30, 2010 - $4,609  and twelve months ended December 31, 2009 - $2,028) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at September 30, 2011, the Company’s cash balance was $40,532 (2010 - $58,445) primarily from financings completed in the twelve month period ended September 30, 2011 and the nine months ended September 30, 2010.
The Company changed its fiscal year from December 31 to September 30, effective September 30, 2010.    As a result, the figures in the consolidated statement of earnings and comprehensive income and consolidated cash statement of cash flows are for the twelve months ended September 30, 2011, nine months ended September 30, 2010 and twelve months ended December 31, 2009.

2. Significant Accounting Policies
Basis of preparation

The financial statements have been prepared in accordance with pre-IFRS (International Financial Reporting Standards) Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the following significant accounting policies:

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of the Company and its subsidiaries, all of which are wholly-owned.

Estimates by management

Estimates by management represent an integral component of these financial statements prepared in accordance with Canadian GAAP.  The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events.  Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared.
The Company uses estimates to calculate depreciation, depletion and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to estimate fair market value of investments, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

The Company calculated depreciation and accretion expense using estimates of oil and gas reserves remaining in oil and gas properties, commodity prices and capital costs required to develop those reserves. Estimates of volumes and the related future cash flows are subject to measurement uncertainty.  Such reserve estimates are subject to change as additional information becomes available.
Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of any existing asset retirement obligation (“ARO”) liability, a corresponding adjustment is made to the oil and gas property.
Impairment tests are carried out by the Company based upon the technical expertise of its personnel and are subject to measurement uncertainty.  The assumptions underlying the impairment tests are subject to change as circumstances dictate and additional information becomes available.
The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of the Company’s stock price, expected lives of the warrants and stock options, expected dividends and risk-free rate.
By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of bankers’ acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

Foreign currency translation

The Company's reporting currency is Canadian ("CAD") dollars.  Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction.  Revenues and expenses are translated at the average rate of exchange in effect during the period other than depreciation which is translated at historical rates.  Exchange gains or losses arising from translation are included in operating expenses.

Property, plant and equipment

i.               Petroleum and natural gas properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized on a country by country cost centre basis.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.
Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 20%.
ii.              Depletion
Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.
In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling.
During the period there has been no commercial production, and a depletion expense was not recognized.
iii.            Ceiling test
Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties.  A ceiling test is performed on a cost centre basis to recognize and measure impairment, if any.
Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the “adjusted carrying amount”), exceeds the estimated undiscounted future cash flows from the Company’s proved reserves.  The future cash flows are based on forecast prices and costs, as provided by an independent third party.  If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of the Company’s proved plus probable reserves.  Any recognized impairment is recorded as additional depletion and amortization expense.
iv.           Other assets
Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

Asset retirement obligations

The Company recognizes the fair value of an asset retirement obligation in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  The associated asset retirement costs are capitalized as part of the carrying value of the related assets.  The capitalized amount will be amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

The Company evaluates such tax reporting methods on a periodic basis to determine if any uncertain tax positions exist that would require the establishment of a loss contingency.  A loss contingency would be recognized if it were probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated.

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position.  The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.  The Company has determined that no significant uncertain tax positions exist as of September 30, 2011 and September 30, 2010 as a full valuation allowance has been taken in the year then ended.

Financial instruments

The financial statements have been prepared in accordance with CICA Handbook Section 1530: Comprehensive Income, CICA Handbook Section 3251: Equity, CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement, CICA Handbook Section 3862: Financial Instruments – Disclosures, CICA Handbook Section 3863: Financial Instruments – Presentation, and CICA Handbook Section 3865: Hedges.  These Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income (“OCI”) refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

Under CICA Handbook Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available for sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition.  Subsequent measurement depends on the initial classification of the instrument.  Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss).  Available for sale financial instruments are measured at fair value, with changes in fair value recorded in OCI until the instrument is derecognized or impaired.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.
The Company has designated its cash and cash equivalents as held for trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

General standards of financial statement preparation

CICA Handbook Section 1400, General Standards of Financial Statement Preparation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  As at September 30, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit since inception, and expects to incur further losses in the development of its business.  The Company is operating as a going concern based on the positive working capital generated through equity capital raised.

Stock-based compensation

Stock-based compensation cost for options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the estimated requisite service period.  The Black-Scholes model requires various highly judgmental assumptions including volatility and expected option life.  If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period.

3. Future Accounting and Reporting Changes

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company will eventually become a Domestic Issuer from a Securities Exchange Commission ("SEC") perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations. Alternatively, should shareholdings shift towards a greater allocation to Canadian and international investors or stay static, International Financial Reporting Standards (“IFRS”) would need to be adopted for the fiscal year beginning October 1, 2011.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company filed a form 40 F registration statement with the SEC during the quarter ended June 30, 2011.  The Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the SEC within the next 12 months.  Further the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S. beginning in fiscal 2012.  The Company has determined that a conversion to U.S. GAAP will have an insignificant impact on its financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

4. Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula, and a wholly owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post amalgamation was named Zodiac Exploration Corp.); Peninsula was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX Venture Exchange.  As a result of the transaction mechanics as of the Closing Date, the shareholders of Zodiac Exploration Corp. held 308,721,985 post consolidation shares (97.21%) of the Company, and the shareholders of Peninsula held 8,861,626 post-consolidation shares (2.79%).
Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:
Cash	198
Prepaid Expenses	1
Accounts receivable	24
Accounts payables and accrued liabilities	(1)
Book value of net assets	222

Although Peninsula was the legal acquirer of Zodiac, as the shareholders of Zodiac Exploration Corp. held approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. was treated as the acquirer under Canadian GAAP.  Consequently Zodiac Exploration Inc. was deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets was accounted for as an increase in share capital of $222 as Peninsula was deemed not to meet the definition of a business under Canadian GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, were charged to share capital in the amount of $198, resulting in a net increase to share capital of $16 and warrants of $8 (note 8b, 8c).

5.	Property, plant and equipment

	September 30, 2011
	Cost $	Accumulated depletion & depreciation $	Net book value $
Oil and gas properties	64,392	-	64,392
Other	149	(78)	71
	64,541	(78)	64,463

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

5. Property, plant and equipment (Continued)

September 30, 2010
Cost	Accumulated depletion & depreciation	Net book value
$	$	$
Oil and gas properties	21,008	-	21,008
Other	113	(49)	64
	21,121	(49)	21,072

On January 31, 2011, Zodiac acquired, through farm-in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936.  In addition, Zodiac is required to pay approximately 92% of the costs to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area.

During the year ended September 30, 2011, the Company capitalized $1,496 (nine months ended September 30, 2010 - $772 and twelve months ended December 31, 2009 - $522) of general and administrative expenditures and stock based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At September 30, 2011, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations; accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the twelve months ended September 30, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.

During the year ended September 30, 2011 the Company recognized a full impairment charge of $8,472 on its Nova Scotia assets.  In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  Given that the operator was no longer allocating meaningful resources to continued evaluation, the lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Company deemed a full impairment charge in the period was both reasonable and warranted.

6. Asset Retirement Obligation

As at September 30, 2011, the Company has estimated the net present value of its total ARO to be $385 based upon a total future undiscounted liability of $1,080 (September 30, 2010 - $331), where the liability settlement period has been estimated to occur over 9 to 25 years.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.
	September 30, 2011 $	September 30, 2010 $
Balance, beginning of period	206	206
Liabilities incurred	179	-
Balance, end of period	385	206

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended  September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

7. Future Income Taxes

a)	The significant components of the Company's future tax assets and liabilities are as follows:

	September 30, 2011 $	September 30, 2010 $
Property and equipment	2,397	(72)
Non-capital loss carryforward	2,482	1,275
Share issuance costs	752	930
Asset retirement obligation	60	60
Valuation allowance	(5,691)	(2,193)
	-	-

b)	The Company has estimated tax pools totaling $83,661 as follows:

	Rate of claim	September 30, 2011 $
U.S. tax pools	100%	61,299
Canadian tax pools	Various	22,362
	-	83,661

c)	FIT Rate Reconciliation

	Zodiac Exploration Corp	Zodiac USA Corp	Total
Expected (income) loss	9,581	4,220	13,801
US Federal & State tax rate	-	43.4%	-
Adjustment on consolidation	-	(43.4%)	-
Consolidated tax rate	29%	34%	-
	2,778	1,435	4,213
Future tax differences	5,830	-	5,830
Non-deductible	(2,918)	-	(2,918)
Change in tax rates	-	-	-
Valuation	(5,691)	(1,435)	(7,126)
	-	-	-

8.	Share Capital
a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

8.	Share Capital (Continued)
b) Issued

	Number of Common Shares	Amount $
Outstanding, December 31, 2009	83,302,515	12,913
Common shares issued (i)	29,000,000	5,176
Common shares issued through private placement (ii)	54,190,127	9,915
Common shares issued upon exercise of stock options	72,503	25
Contributed surplus effect on exercise of options (000's)	-	6
Common shares issued (iii)	142,156,840	50,000
Share issue costs (000's) (ii, iii)	-	(3,309)
Shares held by Peninsula shareholders pursuant to the RTO (iv)	8,861,626	16
Outstanding, September 30, 2010	317,583,611	74,742
Common shares issued to acquire property (note 5)	2,700,018	1,890
Common shares issued upon exercise of options and warrants (v)	38,965,112	34,047
Equity effect on exercise of options and warrants (000's)	-	3,745
Outstanding, September 30, 2011	359,248,741	114,424

(i)	On January 7, 2010, the Company issued 29,000,000 common shares ($0.179 per share) for total gross cash proceeds of $5,176.

(ii)
During the fiscal year ended September 30, 2010, the Company issued 54,190,127 Units, respectively, of the Company for total gross proceeds of $11,212 ($0.207/Unit).  Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.414/share (note 8(c)(ii)), $1,296 was allocated to warrant proceeds. In addition, the Company incurred $29 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iii)
On September 2, 2010, the Company issued 142,156,840 common shares ($0.352 per share) for total gross cash proceeds of $50,000.  The Company incurred $3,280 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iv)
Pursuant to the reverse takeover transaction that occurred on September 28, 2010 (note 4), all existing Zodiac Exploration Corp. shares were exchanged on a 1:1.45 ratio for Zodiac Exploration Inc. shares. The figures shown in note 8b are presented on a post-converted basis. At the time of the RTO, Peninsula shareholders held 8,861,626 shares and another 4,800,000 full share purchase warrants exercisable at $0.125/share of the Company.

(v)
During the quarter ended June 30, 2011, the Company received a notice of exercise in respect of 31,175,000 of its outstanding warrants.  Each warrant was exercised at an exercise price of approximately $1.034 per warrant and entitled the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.  The Company received total proceeds of $32,250 upon the exercise of these warrants.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

8.	Share Capital (Continued)
c) Warrants

	Outstanding September 30, 2010 (i)	Exercised	Outstanding September 30, 2011	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement	45,675,000	(31,175,000)	14,500,000	1.034	1,664
Warrants issued on private placement (ii)	27,095,068	(2,649,362)	24,445,706	0.414	1,168
Peninsula Warrants pursuant to RTO (iii)	4,800,000	(4,800,000)	-	0.125	-
Outstanding, end of year	77,570,068	(38,624,362)	38,945,706	0.645	2,832

(i)
Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.  The figures shown in note 8(c) are shown on a post conversion basis (i.e. original issue x 1.45 (as applicable)).

(ii)
In conjunction with the units issued, noted in note 8(b)(ii), the Company issued 27,095,068 common share purchase warrants during the fiscal year ended September 30, 2010.  Each whole warrant has an exercise price of $0.414/share and expires five years after the grant date. As of September 30, 2011, there are 24,445,706 common share purchase warrants outstanding.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The remaining fair value of the warrants issued is $1,168 (September 30, 2010 - $1,296), which was allocated from the gross proceeds received on the private placement.

(iii)
As of September 30, 2011 all common share purchase warrants outstanding that had previously been issued by Peninsula (the “Peninsula Warrants”) have been exercised. Each warrant had an exercise price of $0.125/share and expired April 20, 2011.

The valuation assigned to the Peninsula Warrants was determined using the original value proportion attributed to the warrants from the original equity raise, using the Black-Scholes option pricing model.  The assumptions used in the calculation were as noted below:
2010
Risk-free interest rate	1.62%
Expected life	1 years
Expected volatility	168.2%
Fair value per whole warrant	$0.002

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

8.	Share Capital (Continued)
d) Performance warrants

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the Performance Warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing (note 8(b)(iii)). The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  As of December 31, 2010, all performance warrants had vested.
The fair value of the performance warrants issued was estimated as at the grant date using the Black Scholes option pricing model.  The compensation expense is being recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:
Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the year ended September 30, 2011 was $265 (nine months ended September 30, 2010 - $489 and twelve months ended December 31, 2009 - $nil) and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus. Since issuance, approximately 86% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

8.	Share Capital (Continued)
e) Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price, figures shown herein are on a post-conversion basis.
Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company.   The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.
The following table summarizes information about the Company’s stock options outstanding at September 30, 2011, and for changes that occurred during the twelve month period then ended:
		September 30, 2011
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	9,748,834	0.273	3.19
Granted	6,410,000	0.861	4.52
Forfeited	(1,100,834)	0.370	-
Exercised	(340,750)	0.295	-
Balance, end of year	14,717,250	0.534	3.74

As at September 30, 2011, the Company had 6,535,070 options granted but not yet vested.
The following table summarizes information about the Company’s stock options outstanding at September 30, 2010, and for changes that occurred during the nine month period then ended:
		September 30, 2010
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	4,756,000	0.345	3.77
Granted	5,524,500	0.213	4.55
Forfeited	(459,163)	0.280	-
Exercised	(72,503)	0.345	-
Balance, end of period	9,748,834	0.273	4.18

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

f) Stock-based compensation

During the fiscal year ended September 30, 2011, the Company granted 6,410,000 options to officers, directors, employees and consultants (nine months ended September 30, 2010 - 5,524,500 and twelve months ended December 31, 2009 - 4,770,500).  The terms of the grant are consistent with the Plan and options are exercisable at a weighted average price of $0.534 per option and expire five years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:
	2011	2010
Risk-free interest rate	1.86%	1.64%
Expected life	3.0 years	2.6 years
Expected volatility	71.11%	75.19%
Fair value per option	$0.412	$0.097

Compensation expense recognized for the fiscal period ended September 30, 2011 was $1,605 (nine months ended September 30, 2010 - $404 and twelve months ended December 31, 2009 - $236). Of the total compensation expense for the fiscal period ended September 30, 2011, $1,322 (nine months ended September 30, 2010 - $312 and twelve months ended December 31, 2009 - $183) has been recorded as a stock-based compensation expense related to options issuances and $283 (nine months ended September 30, 2010 - $92 and twelve months ended December 31, 2009 - $52) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year ended September 30, 2011 of 333,580,968 (nine months ended September 30, 2010 - 163,810,884 and twelve months ended December 31, 2009 - 81,820,932).  Weighted average number of shares and calculation of diluted loss per share have been restated for the prior year in accordance with reverse takeover accounting guidance. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants, performance warrants and vested stock options of 38,945,706, 10,150,000 and 8,182,180, respectively, were not dilutive due to the Company’s loss position.

h) Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital.  As the Company is still in the development stage its principal source of funds is from the issuance of common shares and warrants.  The Company’s ability to raise future capital through equity is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.
As part of the capital management program the Company monitors its working capital ratio. The Company’s objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of currents assets divided by current liabilities.  At September 30, 2011, the working capital ratio was 6.4:1 (2010 – 27.7:1). The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

9.	Related Parties

Related party transactions during the fiscal year ended September 30, 2011 are as follows:

a) Aggregate management fees of $nil (nine months ended September 30, 2010 - $220 and twelve months ended December 31, 2009 - $581) were paid to officers of the Company and recorded in the consolidated statement of loss and deficit.  All officers of the Company became employees on May 1, 2010.

b) Included in accounts payable as at September 30, 2011 was $nil (2010 - $nil) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10.	Financial Instruments
a) Fair value measurement

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short term nature.

The Company is required to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities at a fair value into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

b) Credit risk

Credit risk arises if a customer or third party to a financial instrument fails to meet its commercial obligations, which could reduce the amount of future cash inflows from financial assets as at the balance sheet date. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At September 30, 2011, the Company had accounts receivable of $3,875 (September 30, 2010 - $63), which consisted primarily of joint interest billings receivable from partners. The Company’s cash and cash equivalents of $40,532 (September 30, 2010 - $58,445) consist of balances with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

c) Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in the prices of commodities including oil, natural gas and natural gas liquids.  At this time the Company does not have commercial levels of production and therefore there is no need for the Company to engage in commodity price risk management.  However, on commercial levels of production management will continuously monitor commodity prices and will utilize or employ instruments to manage exposure to these risks when it deems necessary.
d) Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company is based in Canada with its operations primarily in the United States.  Therefore a significant portion of its expenses are incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the year ended September 30, 2011 would have had approximately a $2,200 impact on the Company’s after tax earnings for the period.

11. Commitments

a)
The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38, payable in monthly instalments of $3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)
The Company holds an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009

(Expressed in Canadian $ 000's except per share amounts)

12. Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:
	Twelve months ended September 30, 2011 ($)
	Canada	United States	Total
Interest income	215	-	215
Depreciation and accretion	43	2	45
Net loss	(12,113)	(1,688)	(13,801)
Property and equipment	2,945	61,518	64,463
Total assets	41,560	67,624	109,184

	Nine months ended September 30, 2010 ($)
	Canada	United States	Total
Interest income	42	-	42
Depreciation and accretion	32	1	33
Net loss	(2,452)	(129)	(2,581)
Property and equipment	9,952	11,120	21,072
Total assets	68,419	11,724	80,143

	Twelve months ended December 31, 2009 ($)
	Canada	United States	Total
Interest income	21	-	21
Depreciation and accretion	22	-	22
Net loss	(1,673)	(93)	(1,766)
Property and equipment	9,286	6,408	15,694
Total assets	10,657	6,544	17,201

13. Comparative Figures

Certain of the comparative figures were reclassified from statements previously presented to conform to the current period presentation.